Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

06014345

Lance Myers
212 513 3217
lance.myers@hklaw.com

SUPPL

June 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since April 24, 2006, the date as of which information or documents were compiled for the initial filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule A, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Schedule I

ITEM NUMBER	DATE	DOCUMENT DESCRIPTION
1.	6/6/06	Press Release relating to binding Memorandum of Understanding regarding Ever Q joint venture
2.	6/2/06	Notification of insider purchase of shares
3.	5/24/06	First Quarter Report to Shareholders 2006
4.	5/24/06	Press Release announcing First Quarter results
5.	5/24/06	Notification of insider purchase of shares
6.	5/23/06	Press Release regarding production of polysilicon and construction of a plant
7.	5/23/06	Notification by Oslo Bors that Fidelity Investments Ltd. crossed 5% ownership threshold
8.	5/19/06	Notification to Oslo Bors that the Company will release First Quarter results
9.	5/15/06	Press Release that REC Solar has entered into a frame contact for supply of solar modules to Spanish Gamesa Solar
10.	5/11/06	Notification that shares of REC allocated to subscribers have been trading on an "if and when issued" basis
11.	5/10/06	Notification of insider purchase of shares
12.	5/10/06	Notification of insider purchase of shares
13.	5/9/06	Notification of cancellation of trades by Oslo Bors
14.	5/9/06	Notification of new security quoted on Oslo Bors
15.	5/9/06	Press Release announcing initial public offering of common stock of REC on Oslo Bors
16.	5/8/06	Notification of new security to be quoted on Oslo Bors
17.	5/8/06	Notification by Oslo Bors of application for listing by REC
18.	5/8/06	Notification by Oslo Bors of details for new security to be quoted
19.	5/8/06	Notice by Oslo Bors regarding applications in Retail Offering by REC
20.	5/5/06	Notice by REC of increase in indicative offer price
21.	5/5/06	Notice of status of Bookbuilding
22.	4/28/06	Press Release relating to results of Management Offering
23.	4/24/06	Approval by Oslo Bors of Prospectus

3838073_v1

Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

Lance Myers
212 513 3217
lance.myers@hklaw.com

June 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since April 24, 2006, the date as of which information or documents were compiled for the initial filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule A, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Schedule I

ITEM NUMBER	DATE	DOCUMENT DESCRIPTION
1.	6/6/06	Press Release relating to binding Memorandum of Understanding regarding Ever Q joint venture
2.	6/2/06	Notification of insider purchase of shares
3.	5/24/06	First Quarter Report to Shareholders 2006
4.	5/24/06	Press Release announcing First Quarter results
5.	5/24/06	Notification of insider purchase of shares
6.	5/23/06	Press Release regarding production of polysilicon and construction of a plant
7.	5/23/06	Notification by Oslo Bors that Fidelity Investments Ltd. crossed 5% ownership threshold
8.	5/19/06	Notification to Oslo Bors that the Company will release First Quarter results
9.	5/15/06	Press Release that REC Solar has entered into a frame contact for supply of solar modules to Spanish Gamesa Solar
10.	5/11/06	Notification that shares of REC allocated to subscribers have been trading on an "if and when issued" basis
11.	5/10/06	Notification of insider purchase of shares
12.	5/10/06	Notification of insider purchase of shares
13.	5/9/06	Notification of cancellation of trades by Oslo Bors
14.	5/9/06	Notification of new security quoted on Oslo Bors
15.	5/9/06	Press Release announcing initial public offering of common stock of REC on Oslo Bors
16.	5/8/06	Notification of new security to be quoted on Oslo Bors
17.	5/8/06	Notification by Oslo Bors of application for listing by REC
18.	5/8/06	Notification by Oslo Bors of details for new security to be quoted
19.	5/8/06	Notice by Oslo Bors regarding applications in Retail Offering by REC
20.	5/5/06	Notice by REC of increase in indicative offer price
21.	5/5/06	Notice of status of Bookbuilding
22.	4/28/06	Press Release relating to results of Management Offering
23.	4/24/06	Approval by Oslo Bors of Prospectus

3838073_v1

06.06.06 07:42 Marked=OB REC **REC TO INCREASE SHAREHOLDING IN EVERQ** avtaler

Høvik, 6 June 2006

Renewable Energy Corporation ASA (REC) has today entered into a binding Memorandum of Understanding to increase its shareholding to 33.33 % and become an equal partner in EverQ - a joint venture between Evergreen Solar Inc., Q Cells AG and REC. As part of the agreement, REC will also sign a long-term polysilicon supply agreement with EverQ.

In the original joint-venture agreement, REC had an option to increase its shareholding from the current 15 % to 33.33 %, provided the parties would enter into a long-term polysilicon supply agreement. Through the new agreement, REC, Evergreen Solar Inc. and Q Cells AG will become equal partners in the venture. REC will in addition to the supply agreement pay approximately USD 49 million for the increased shareholding.

- As a result of our recently announced investment in additional polysilicon production capacity we are now able to offer EverQ a long-term supply contract and further build our position across the industry value chain. Their so called String-Ribbon wafer technology has a significant benefit from high purity granular polysilicon, which is exactly what we will produce at our new plant using REC's proprietary technology, says Erik Thorsen, President and CEO of REC ASA.

The agreement calls for REC to supply EverQ with a total of 7,400 metric tons of granular polysilicon over seven years. Shipments are expected to begin in the second half of 2008 and gradually increase to a maximum of 1,200 metric tons annually from 2010 through 2014. This additional polysilicon is planned to fuel further expansions of up to 300 MW in EverQ in 2010, possibly within the second half of 2009. EverQ will on signing the long-term polysilicon supply agreement pay a sign-on fee of USD 42 million in addition to a prepayment of USD 45 million. The final location(s) of the new expansions is not yet decided upon.

REC and Q-cells will under the new agreements each make available an additional 150 metric tons of polysilicon to EverQ from mid 2007 to mid 2008 at short term market prices. This interim supply gives EverQ the opportunity to expand its Thalheim operations with the construction of a second integrated wafer, cell and module factory with a capacity of approximately 50MW. Subject to final approval of investment grants, construction of this facility is anticipated to commence in the third quarter of 2006. Production is expected to begin in the first half of 2007 and reach full capacity by year-end 2007.

- The supply agreement is consistent with our

overall plan of primarily using our polysilicon capacity for internal growth and towards value creation in strategic partnerships - like EverQ, comments Erik Thorsen.

The new joint-venture agreement should allow REC to consolidate 33.33 percent of the company's financial results. It is expected that total revenues in EverQ at full capacity will represent approximately NOK 6-7 billion, based on 2006 market pricing (according to Marketbuzz 2006).

About EverQ
EverQ was established at the beginning of 2005 as a joint-venture between Q-Cells AG of Germany and Evergreen Solar, Inc. of the USA. In November 2005, REC became the third partner in this company. EverQ currently is ramping up a manufacturing plant for solar wafers, cells and modules in Thalheim with an annual production capacity of 30 MW. The String Ribbon technology has a significant benefit from an ultra-pure (electronic grade) feedstock of the granular shape, and has the potential to use approximately half of such silicon than the sawn wafer technologies.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells at its plant in Norway and solar modules at its facility in Sweden. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please see also www.recgroup.com

For further information please contact:
Erik Thorsen, President & CEO of REC, +47 90 75 66 85
Jon André Løkke, SVP & Investor Relation Officer, +47 67 81 52 65

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL
Til: 06.06.

02.06.06 11:24 Marked=OB REC **TRADE SUBJECT TO NOTIFICATION REC**CORR** meldepliktig handel

---

Date: 02.06.06

On 2 June** 2006 Orkla ASA bought 10 million shares in Renewable Energy Corporation ASA (REC) at a share price of NOK 89.50. After this transaction Orkla and subsidiaries owns 125 915 300 shares in REC, which represents 25.48 % of the shares.

The reason for this notification is that Ole Enger (EVP in Orkla) and Roar Engeland (EVP in Orkla) are members of the Board in REC.

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31



First quarter 2006


REC Silicon
REC Wafer
REC Solar

Highlights: • Revenue growth of 137 percent; NOK 872 million versus NOK 367 million in the first quarter 2005 • EBITDA growth; NOK 380 million versus NOK 85 million in the first quarter 2005 • Expansion projects develop according to plan; Expensed start up costs of approximately NOK 36 million in the first quarter 2006 • Significant negative non-cash P&L effect related to convertible loans; Loans are now almost fully converted, and only insignificant exposure remain

Post-quarter highlights: • Listing on Oslo Stock Exchange • Awarded significant solar module contract in Spain • Silicon expansion project approved

Key Financials – REC Group

CONSOLIDATED GROUP INCOME STATEMENT (NOKM)	Q1 2006	Q1 2005	2005
Revenues	872	367	2 454
EBITDA	380	85	830
EBITDA – margin	44 %	23 %	34 %
EBIT	298	53	601
EBIT – margin	34 %	14 %	25 %
Net financial items	–55	–5	–78
Profit/loss before tax and effect on convertible loans	243	48	523
Fair value/foreign exchange effect on convertible loans	–791	–2	–493
Profit/loss before tax	–548	45	30

Revenues and operational costs

The REC Group (REC) generated revenues of NOK 872 million in the first quarter of 2006, an increase of 137 percent compared with the NOK 367 million reported in the first quarter 2005, representing a 35 percent underlying organic growth.

The growth has been taken on in a profitable manner, and the EBITDA of NOK 380 million in the first quarter corresponds with an EBITDA-margin of 44 percent. These figures compare favorably with an EBITDA of NOK 85 million and an EBITDA-margin of 23 percent in the same quarter in 2005.

Total expensed costs related to the ramp-up of capacity and capacity expansion projects amounted to approximately NOK 36 million in the first quarter 2006, compared with approximately NOK 13 million in the fourth quarter 2005. Adjusted for the increase in expansion project costs the EBITDA margin increased by close to 4 percentage points from the previous quarter. REC did not incur similar ramp-up cost in the first quarter of 2005. In the second quarter of 2006, these costs will significantly increase and is estimated to be approximately NOK 50 million.

Operating profit

Depreciation, amortization and impairment amounted to NOK 81 million in the first quarter 2006, compared with NOK 32 million in the first quarter 2005. Including this, the EBIT was NOK 298 million and the EBIT margin 34 percent. This compares with an EBIT of NOK 53 million and an EBIT margin of 14 percent in the first quarter 2005.

Net financial items

Net financial costs amounted to NOK 55 million, compared with NOK 5 million in the first quarter 2005. The increase in net financial costs reflects a significantly higher asset base and corresponding higher levels of debt financing.

In the fourth quarter 2005, the net financial costs were NOK 41 million. The quarter-on-quarter increase is mainly attributable to unrealized, non-cash currency effects. Underlying, the net financial cost where NOK 14 million lower in the first quarter of 2006 compared to the fourth quarter of 2005.

Profit before tax and effect on convertible loans

Profit before tax and fair value/foreign exchange effect on convertible loans was NOK 243 million, compared with NOK 48 million in the first quarter 2005.

Non-cash effect of fair value assessment of convertible loans

As communicated in the Q4 report, changes in the fair value assessment and foreign exchange of two convertible loans have had significant, unrealized, non-cash accounting effects on the consolidated income statement. For the first quarter 2006, this had a negative effect of NOK 791 million on the profit before tax, relating to two loans of EUR 31 million and USD 140 million, respectively.

Under IFRS, foreign currency loans are in their entirety treated as debt in the balance sheet, whereas changes in the estimated fair value of the convertible element is reflected in the consolidated income statement.

The corresponding effect of changes in estimated fair value and foreign exchange of the loans was only NOK 2 million in the first quarter 2005, which mainly reflects that REC at this point only held one convertible loan of EUR 31 million.

The EUR 31 million loan was in its entirety converted to shares at maturity on March 31, 2006, whereas 99.88 percent of the USD 140 million loan was converted to shares on March 13, 2006. This is reflected in the increase in share capital to NOK 2,376 million as at March 31, 2006, compared with NOK 1,095 million as at December 31, 2005.

Including the estimated fair value of the convertible element, the total outstanding amount was close to NOK 2 million as at March 31, 2006. This reflects the remaining 0.12 percent outstanding of the USD loan (including the IFRS gross-up effect), which may be converted on September 8, 2006 or at maturity on December 1, 2006. The effects on the income statement going forward will thus be insignificant.

Reported profit and loss

Including the adverse accounting effect of the changes in estimated fair value and foreign exchange related to the convertible loans, the loss before tax was NOK 548 million in the first quarter 2006, compared with a profit before tax of NOK 45 million in the first quarter 2005.

The reported net loss after taxes was NOK 406 million in the first quarter 2006, compared with a profit after taxes of NOK 38 million in the first quarter 2005.

Excluding the fair value effect of the convertible loans, the net profit was estimated at NOK 163 million for the first quarter 2006.

Operational review

The year-on-year development in revenues can partially be explained by the acquisition of REC Advanced Silicon Materials LLC (ASiMI) in August 2005, and the acquisition of the smaller ingot producer REC SiTech AS in Norway in July 2005. In August 2005 REC also increased its shareholding in REC Solar Grade Silicon LLC (SGS) to 100 percent from 70 percent.

Excluding the acquisitions, overall revenues increased by 35 percent, which reflects higher production, increased capacity utilization and improved production yields across all business units.

REC Silicon

REC Silicon produces solar grade polysilicon for the photovoltaic industry and electronic grade polysilicon for the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 470 employees at the two plants.

REC Silicon reported revenues of NOK 521 million for the first quarter of 2006, which was a close to an eight-fold increase over the first quarter 2005. This is partly explained by the consolidation of REC ASiMI on August 1, 2005, when REC also increased its shareholding in SGS.

Excluding these effects, the organic growth for REC Silicon was still 72 percent. The revenue development further reflects an increase in units produced and sold, due to de-bottlenecking and higher production efficiencies, as well as increased prices.

The EBITDA was NOK 242 million for the first quarter, compared to NOK 20 million in the same quarter in 2005, and the first quarter EBITDA margin of 46 percent compares with a margin level of 29 percent in the first quarter 2005. However, the margin declined marginally from the previous quarter, due to the higher costs level related to the FBR expansion project in first quarter 2006 and the pension settlement gain in fourth quarter 2005. Adjusting for this, REC Silicon's EBITDA margin would have improved by approximate eight percentage-points compared with the fourth quarter 2005.

The total production of polysilicon was 1,485 MT in the first quarter, which was close to a tripling of the production in the first quarter 2005. Adjusted for the ASiMI acquisition, the year-on-year production increase was 37 percent.

34 percent of products sold (i.e. revenues) in the first quarter were allocated to REC Wafer at market prices, reflecting that the ASiMI production is being directed to the electronic industry under existing contracts.

The average unit costs for the polysilicon production at SGS declined year-on-year, which reflect the leverage of higher volumes as well as improved production yields.

In the second quarter 2006, production at both plants will be negatively affected by scheduled annual maintenance shutdowns. The Butte plant was partly shut down in the first week of April, whereas the Moses Lake plant was shut for two weeks in May. For the second quarter of 2006, this will represent a reduction in the production of approximately 12 percent compared to first quarter 2006.

REC Wafer

REC Wafer produces multicrystalline wafers for the solar cell industry at two production facilities in Glomfjord and at Herøya in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Glomfjord. REC Wafer employs approximately 490 people, an increase of approximately 100 people during the first quarter 2006.

REC Wafer reported revenues of NOK 502 million for the first quarter of 2006,

FINANCIAL HIGHLIGHTS - REC SILICON

	Q1 2006	Q1 2005	2005
Revenues	521	69	1 018
EBITDA	242	20	413
EBITDA – margin	46 %	29 %	41 %

FINANCIAL HIGHLIGHTS - REC WAFER

	Q1 2006	Q1 2005	2005
Revenues	502	298	1 596
EBITDA	168	65	417
EBITDA – margin	33 %	22 %	26 %

compared with NOK 298 million in the first quarter 2005. Adjusted for the acquisition of REC SiTech in July, 2005 the revenues increased by 55 percent year-on-year.

The EBITDA was NOK 168 million in the first quarter 2006, compared to NOK 65 million in the first quarter 2005. The EBITDA margin thus also increased, to 33 percent in the first quarter 2006, from 22 percent in the corresponding quarter last year. The result in first quarter 2006 was positively affected by one-offs of NOK 20 million.

The improved margin reflects improvements in operational costs, which have come about despite an increase in the number of employees and costs related to the expansion. The workforce increased by more than 100 people during the first quarter alone.

Measured in units, total wafer production increased by 37 percent compared with the first quarter 2005.

REC Wafer is now producing wafers with a thickness down to 200 micron at industrial scale, compared to 240 micron in the first quarter of 2005. The work to further reduce wafer thickness is continuing and REC Wafer expects to start delivery of even thinner wafers towards the end of this year, assuming that the cell producers are able to handle thinner wafers. Improved utilization of polysilicon feedstock is a crucial driver for reduction of unit costs.

The construction of the second wafer plant at Herøya proceeds according to plan and is on time and on budget. The new plant will increase the wafer capacity by approximately 200 MW. The installation of equipment has begun, and REC Wafer sees a gradual increase in fixed costs during the construction period. Production volume will increase gradually over a 9 to 12 month period following a start-up in the beginning of third quarter of 2006.

REC Wafer is also expanding capacity at the wafer plant in Glomfjord. This investment program will be rolled out in phases over a two-year period, and is expected to increase production capacity by an additional 100 MW. The first 40 MW capacity increase is scheduled to be ramped up by the end of this year.

Margins in the second and third quarter of 2006 will be negatively affected by the scheduled ramp-up of the wafer plant at Herøya.

REC Solar

REC Solar produces solar cells at REC ScanCell in Narvik, Norway and solar cell modules at REC ScanModule in Glava, Sweden. REC Solar employs 237 people, an increase of 26 people during the first quarter 2006.

REC Solar reported revenues of NOK 120 million for the first quarter of 2006, compared with NOK 91 million in the first quarter 2005.

The year-on-year growth rate of 32 percent reflects a production increase as well as price increases for both cells and modules.

The EBITDA was NOK 17 million, which was on par with the same period last year. The decline in margin can be explained by costs incurred in relation to expansion projects and the ramp-up of production capacity on both the cell and module operations.

Both the cell and module plants commenced significant expansion projects during the second half of 2005, and the projects are developing according to plan and on budget. During the year, production capacity is expected to increase to 45 MW, from approximately 20 MW for cells and 14 MW for modules in 2005.

Equipment installation will be completed during the second quarter, and the ramp-up of production will be finalized in the third quarter of 2006. We will, however, see a significant increase in production volumes already in the second quarter of 2006 compared to the first quarter.

Elimination

The REC Group eliminated a total of NOK 271 million in internal revenue and NOK 30 million in internal profit in the first quarter of 2006. The comparable figures for the first quarter 2005 were NOK 91 million and NOK 9 million.

Technology development and R&D

REC's R&D cost incurred in the first quarter of 2006 amounted to NOK 18 million, compared to NOK 11 million in the first quarter in 2005. The year-on-year increase is mainly attributable to the development of the company's proprietary FBR technology (fluidized bed reactor). As will be described below, the Board of Directors in May approved the investment plans for a significant increase in the silicon production capacity, which will be based on the new proprietary technology producing granular polysilicon.

The company is also involved in technology development and R&D through its associated company CSG Solar AG (23 percent owned), and in EverQ GmbH (15 percent owned), both located in Germany. In April, EverQ started the shipment of solar modules to commercial customers. EverQ is currently ramping up production and aims to reach and possibly exceed its 30 MW design capacity in the fourth quarter of 2006. CSG Solar has been commissioning its new plant for manufacturing of thin film solar modules based on polycrystalline silicon in the first quarter of 2006. The company has in particular struggled to resolve technical issues related to two of its process steps and expect to commence commercial sales during the second quarter of 2006. The company aims to reach a production rate of 12 MW by the end of this year.

Consolidated Balance Sheets and Cash Flow

The REC Group in the first quarter refinanced the entire Group, and the new corporate financing facility replaced all the subsidiaries' financing and also provided additional funding for further expansion. At the end of the first quarter 2006, the REC Group had approximately NOK 3.5 billion of un-drawn debt under current credit facilities.

A EUR 31 million convertible loan was in its entirety converted to shares at maturity on March 31, 2006, whereas 99.88 percent of a USD 140 million loan was converted to shares on March 13, 2006. This is reflected in the increase in share capital to NOK 2,376 million as at March 31, 2006, compared with NOK 1,095 million as at December 31, 2005.

FINANCIAL HIGHLIGHTS - REC SOLAR

	Q1 2006	Q1 2005	2005
Revenues	120	91	404
EBITDA	17	17	86
EBITDA – margin	14 %	19 %	21 %

The equity ratio at March 31, 2006, was 48 percent. Net interest bearing debt was NOK 1,832 million at the end of first quarter 2006.

The cash flow from operations was NOK 142 million in the first quarter of 2006, reflecting higher results from operations counteracted by increased working capital from ongoing ramp-up of capacity. The negative cash flow from investing activities of NOK 193 million was mainly related to the ongoing expansion in REC Wafer at Herøya and the final installation of equipment related to the expansions in REC Solars cell and module production lines in Narvik and Glava respectively. No additional debt was drawn down in the first quarter of 2006 and consequently these investments was financed by cash held and operating cash flow.

Events after the Balance Sheet date

On the annual General Meeting on April 20, 2006, the shares in REC ASA were split 1:20, bringing the number of outstanding shares to approximately 421 million. Subsequently to this, the company carried out a major share issue in connection with its initial public offering (IPO). The share issue increased the number of shares by 73 million, resulting in gross proceeds to REC from the offering of NOK 6,914 million (when including discount in retail and employee offerings).

The share issue was oversubscribed, and attracted interest from a significant amount of investors both internationally and in Norway. At May 23, 2006, REC ASA had approximately 12,000 shareholders, compared with less than 300 shareholders at the end of the first quarter 2006.

On the annual General Meeting April 20, 2006, Susanne Munch-Thore; Partner in the Law firm Wikborg, Rein & Co, Line Geheb; Marketing Manager, AS Norske Shell and Karen Helene Ulltveit-Moe; Professor at Department of Economics, University of Oslo were elected as new directors of the Board, which now counts eight members. The three joined the Board on May 9, 2006.

On May 15, 2006, REC announced a frame contract with Gamesa Solar, for delivery of approximately 50 MWp of solar modules over the next five years. The contract value for 2006 is between EUR 25-35 million, and the contract marks REC Solar's entry into the growing Mediterranean solar energy market.

The Board of Directors in REC ASA on May 23, 2006, approved the plans for investments in a solar grade silicon plant based on the company's new proprietary technology producing granular polysilicon. The new plant will have a production capacity of approximately 6,500 MT, and entails total investments of approximately USD 600 million which in its entirety is funded under RECs syndicated financial loan agreements and proceeds from the IPO.

The new plant will be located adjacent to REC Solar Grade Silicon's plant at Moses Lake, Washington. The construction work will commence in June 2006, and the plant is expected to be ready for the production ramp-up phase in the second half of 2008. REC Silicon ran FBR test production throughout 2005, and believes production on the new technology will enable significantly lower investments and reduced energy consumption and costs compared with currently available technologies.

The implementation and execution of expansions based on new technologies will always be associated with a higher risk level than in the ordinary course of business. Material delays in terms of timing and/or material increases in cost related to this project could have a material adverse affect on REC.

Outlook

The global market for photovoltaic (PV) solar cells has grown at a strong pace for a number of years, and forecasts by industry analysts indicate that the market for PV solar energy will continue to show strong growth also in the future. REC shares this view and believes that PV solar power is one of the best solutions to the world's long-term needs for affordable and clean energy.

REC has an ambition to grow at least in line with the photovoltaic solar market. REC further focuses on continuing to build its cost-leadership position in the upstream part of the value chain and will be helped in this respect by both the expansion of its wafer production capacity, and the major investment in a new solar grade silicon plant. REC is also currently ramping-up capacity in the downstream part of the value chain, and views the recently announced five-year frame agreement with Gamesa Solar as strategically important to widen the market exposure.

Høvik, May 23, 2006
Board of Directors

About REC:

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,200 people. For further information on the company, please refer to www.recgroup.com

For more information, please contact:

Erik Thorsen,
President & CEO,
+47 67 81 52 60

Bjørn Brenna,
EVP & CFO,
+47 67 81 52 74

Jon André Løkke,
SVP & Investor Relation Officer,
+47 67 81 52 65

Income Statement – REC Group

(NOK IN THOUSAND)	Q1 2006	Q1 2005	2005
Revenues	872 099	367 223	2 453 916
Raw materials and consumables used	-126 164	-141 516	-620 903
Changes in inventories of finished goods and work in progress	21 834	23 696	4 477
Employee compensation and benefit expense	-157 409	-83 759	-409 854
Other operating expenses	-230 757	-80 268	-597 455
Earnings before interest taxes, depreciation and amortization	379 603	85 376	830 181
Amortization of intangible assets	-6 925	-1 050	-13 648
Impairment of tangible assets	-2 340	-4 794	-13 733
Depreciation of tangible assets	-72 208	-26 338	-201 353
Earnings before interest and taxes	298 130	53 194	601 447
Share of loss of associates	-3 472	-1 302	-7 052
Interest income	4 239	113	6 261
Interest expense	-54 911	-11 281	-146 784
Other financial income/expenses	-861	6 991	69 248
Profit/(loss) before tax and effect on convertible loans	243 125	47 715	523 120
Fair value/foreign exchange effect on convertible loans	-790 824	-2 439	-493 037
Profit/(loss) before tax	-547 699	45 276	30 083
Income tax expense	141 701	-7 271	-26 160
Profit/(loss) for the year	-405 998	38 005	3 923
Attributable to:			
Equity holders of the Company	-405 998	38 005	3 923
Minority interest	0	0	0
	-405 998	38 005	3 923
Earnings per share for profit attributable to the equity holders of the company (in NOK per share)			
Basic earnings per share	-26,68	2,50	0,26
Diluted earnigs per share	-26,68	2,50	0,26
Basic earnings per share adjusted for effect on convertible loans*	10,74	2,61	23,59
Basic earnings per share adjusted for effect on convertible loans*	10,74	2,61	23,59

* Excluding fair value/foreigen exchange effects on convertible loans, assuming a tax rate of 28%

Balance sheet – REC Group

(NOK IN THOUSAND)	Q1 2006	Q1 2005	2005
Assets			
Non-current assets			
Goodwill	540 283	395 800	545 747
Other intangible assets	74 950	27 300	83 392
Intangible assets	615 233	423 100	629 139
Land and buildings	873 896	374 909	741 884
Machinery and equipment	2 265 346	403 394	2 344 726
Other tangible assets	278 407	56 487	274 594
Property, plant and equipment	3 417 649	834 790	3 361 204
Investments in associates	54 678	28 140	58 150
Investments in shares	38 191	3 464	38 190
Other long-term receivables	34 713	26 327	37 468
Financial assets	127 582	57 931	133 808
Deferred tax assets	59 441	119 295	188 229
Total non-current assets	4 219 905	1 435 116	4 312 380
Current assets			
Inventories	417 352	226 278	351 009
Trade receivables	458 976	159 349	364 723
Other receivables	616 214	67 762	521 745
Cash and cash equivalents	446 764	288 147	513 962
Total current assets	1 939 306	741 536	1 751 439
Total assets	6 159 211	2 176 652	6 063 819
Equity and liabilities			
Shareholders' equity			
Share capital	625 801	37 286	304 319
Treasury shares	0	0	-225
Share premium	1 750 017	1 102 687	790 987
Paid-in capital	2 375 818	1 139 973	1 095 081
Other equity and retained earnings	969 329	-85 004	131 794
Profit/(loss) for the year	-405 998	38 002	3 923
Retained earnings	563 331	-47 002	135 717
Minority interest	0	0	0
Total shareholders' equity	2 939 149	1 092 971	1 230 798
Non-current liabilities			
Retirement benefit obligations	122 108	25 458	115 063
Deferred tax liabilities	78 021	0	44 091
Medium/ and long-term loans, interest bearing	2 274 540	414 998	2 081 397
Derivative financial instruments/convertible loans	0	305 735	0
Provisions and other liabilities	26 339	18 574	21 804
Total non-current liabilities	2 501 008	764 765	2 262 355
Current liabilities			
Trade payables	278 170	133 967	257 600
Tax payables	54 877	0	17 386
Provisions, other current liabilities and charges	381 336	59 277	430 022
Derivative financial instruments/convertible loans	1 821	0	1 711 428
Short-term loans, interest bearing	2 850	125 672	154 230
Total current liabilities	719 054	318 916	2 570 666
Total liabilities	3 220 062	1 083 681	4 833 021
Total liabilities and equity	6 159 211	2 176 652	6 063 819

Statement of Cash Flow – REC Group

(NOK IN THOUSAND)	Q1 2006	Q1 2005	2005
Net cash flow from operating activities	141 574	-8 394	555 987
Net cash flow from investing activities	-193 039	-82 373	-2 408 250
Net cash flow from financing activities	-11 137	-21 343	1 957 088
Net increase/decrease in cash and cash equivalents	-62 602	-112 110	104 825
Cash and cash equivalents at beginning of the year	513 961	398 440	398 440
Foreign currency effect on cash and cash equivalents	-4 595	1 817	10 696
Cash and cash equivalents at end of the year	446 764	288 147	513 961

Consolidated statement of recognized income and expense – REC Group

(NOK IN THOUSAND)	Q1 2006	Q1 2005	2005
Currency translation differences	-15 211	4 511	116 137
Fair value effect on convertible loans	929 223	-35 941	-35 941
Net income recognized directly in equity	914 012	-31 430	80 196
Profit/loss for the period	-405 998	38 002	3 923
Total recognized in equity	508 014	6 572	84 119

Key figures –quarterly

Key figures per quarter for REC Group total and per segment can be found below.

CONSOLIDATED GROUP INCOME STATEMENT (NOKM)	Q1 2006	Q1 2005	Q2 2005	Q3 2005	Q1 2005
Revenues	872	857	755	474	367
EBITDA	380	364	250	131	85
EBITDA – margin	44 %	43 %	33 %	28 %	23 %
EBIT	298	275	185	88	53
EBIT – margin	34 %	32 %	25 %	19 %	14 %
Net financial items	-55	-41	-42	11	-5
Profit/loss before tax and effect on convertible loans	243	233	143	99	48
Fair value/foreign exchange effect on convertible loans	-791	29	-348	-172	-2
Profit/loss before tax	-548	263	-205	-73	45
Quarterly information – Silicon					
	Q1 2006	Q1 2005	Q2 2005	Q3 2005	Q1 2005
Revenues	521	503	346	100	69
EBITDA	242	238	135	20	20
EBITDA – margin	46 %	47 %	39 %	20 %	29 %
Quarterly information – Wafer					
	Q1 2006	Q1 2005	Q2 2005	Q3 2005	Q1 2005
Revenues	502	462	455	382	298
EBITDA	168	131	124	97	65
EBITDA – margin	33 %	28 %	27 %	25 %	22 %
Quarterly information – Solar					
	Q1 2006	Q1 2005	Q2 2005	Q3 2005	Q1 2005
Revenues	120	108	106	99	91
EBITDA	17	25	20	23	17
EBITDA – margin	14 %	23 %	19 %	23 %	19 %

Statement of compliance

These condensed consolidated interim accounts have been prepared in accordance with IAS 34. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated financial statement of the Group as at and for the year end December 31, 2005. The Group financial statement as at December 31, 2005 are available upon request from the Company's registered office at Høvik or at www.recgroup.com

Accounting policies

The Group have used the same accounting policies and standards as in the Group's financial statement as at December 31, 2005. There are no new standards according to IFRS which will affect our consolidated interim report for Q1. For further information, please refer to Notes in the Group's financial statements for 2005.

The accounts submitted with the report have not been audited.

These condensed consolidated interim financial statements were approved by the Board of Directors on May 23, 2006.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2005.

It's readily available. It's clean. It's almost infinite. Every day, the sun gives us more than 10 000 times the energy the whole world consumes. This is why solar energy is destined to play a key role in securing the world's future need for clean energy. REC's ambition is to grow on this enormous potential and remain a leader in the fast-growing market for solar energy.






Presentation of interim results
1st quarter 2006
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the presentations held in May 2006. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

First quarter 2006

Agenda

First quarter presentation

- Financial Highlights
- Operational Review
  - REC Silicon
  - REC Wafer
  - REC Solar
- Silicon Expansion Project
- Financial Review
  - Income statement
  - Balance sheets

REC

First quarter 2006
Strong growth

First quarter presentation

- Revenue; +137 percent
  - NOK 872 million versus NOK 367 million in the first quarter 2005
- EBITDA; +347 percent
  - NOK 380 million versus NOK 85 million in the first quarter 2005
  - Margin increase of 20 percentage points
- EBIT; +462 percent
  - NOK 298 million versus NOK 53 million in the first quarter 2005
- Production in Q1 2006;
  - REC Silicon: ~1,485 MT, + 175 percent
  - REC Wafer: ~65 MW (ingot & wafer), +63 percent
  - REC Solar: ~12 MW (cell & module), +57 percent

REC

First quarter 2006
Operational Highlights

First quarter presentation

- REC Silicon expansion project approved, based on FBR
  - Construction start-up summer 2006
  - Revenue value NOK 1.8 to 2.0 billion per annum (based on 2006 industry prices, 45-50 USD/kg*)
- ~50 MW frame contract on modules signed with Gamesa Solar
  - Total contract value equivalent to NOK 1.0 to 1.4 billion
  - Effect on 2006 revenues, NOK 200 to 280 million
- Expansion projects developed according to plan
  - Expensed start-up costs of approximately NOK 36 million in the first quarter 2006
- IPO successfully completed May 9, 2006
  - Offer price NOK 95 per share
  - Offer size NOK 7,087 million
  - Transaction oversubscribed ~15 times

*according to Marketbuzz 2006

REC

First quarter 2006

Financial Highlights

First quarter presentation


Revenues (NOK million)
1 000
900
800
700
600
500
400
300
200
100
0
Q1 Q2 Q3 Q4
2005 367 474 755 857
2006 872


EBITDA (NOK million)
Margin: 44% +20%p
400
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4
2005 85 131 250 364
2006 380


EBIT (NOK million)
Margin: 34% +20%p
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4
2005 53 88 185 275
2006 298

  | 24 May, 2006

REC


Renewable Energy Corporation
Operational Review
REC

REC - An integrated, focused solar company

First quarter presentation

Divisions	REC Silicon	REC Wafer	REC Solar
Q1 2006 production	**1,485 MT** polysilicon	**56 MW** Multicrystalline (MC) **7 MW** Monocrystalline	**7 MW** MC cells **5 MW** MC modules

1st quarter 2006:			
Revenues:	NOK 521 million	NOK 502 million	NOK 120 million
EBITDA:	NOK 242 million	NOK 168 million	NOK 17 million

REC

REC Silicon

Highlights

First quarter presentation

- Strong year-on-year organic growth
  - Revenue growth of 72 percent
  - Polysilicon production increase of 37 percent
- Significant cost improvements
  - De-bottlenecking, increased efficiency
- Underlying cost improvements also versus the previous quarter
  - Q4 2005 positively affected by pension settlement gain
  - Q1 2006 negatively affected by higher expansion expenses
- Annual maintenance shutdowns in Q2
  - Will reduce production in Q2 by ~12 percent



REC

REC Silicon
Key figures


Revenues (NOKm)
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4
■ 2005 69 100 346 503
▨ 2006 521


EBITDA (NOKm)
Margin: 46% +18%p
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
■ 2005 20 20 135 238
▨ 2006 242

REC

REC Wafer
Highlights

- Strong year-on-year organic growth
  - Revenue growth of 55 percent
  - Production increase of 37 percent
- Sharp margin improvements
  - Economies of scale
  - Reduced wafer thickness down to 200 micron at the Herøya plants
  - Improved utilization of silicon feedstock
- Expansion projects run according to plan



REC

REC Wafer

Expansion projects run according to plan

First quarter presentation

- Herøya II timeline:
  - Equipment installation has begun
  - Increasing cost level towards start-up in Q3 2006, 9-12 months ramp-up period
  - Will add ~200 MW of capacity
  - Represents revenue value (annual) of approx. NOK 1,600 million
- Glomfjord timeline:
  - Roll-out in phases over next 2 years
  - 40MW ramped-up by year-end 2006
  - Will add 100MW of capacity
  - Represents revenue value (annual) of approx. NOK 800 million
- Negative effect on margins in Q2 and Q3, as start-up costs will increase

REC

REC Wafer

Key figures

First quarter presentation

Revenues (NOKm)



600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	298	382	455	462
2006	502			

EBITDA (NOKm)



Margin: 33%
+12%p
180
160
140
120
100
80
60
40
20
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	65	97	124	131
2006	168			

REC

REC Solar

Highlights

First quarter presentation

- Strong year-on-year organic growth
  - Revenue growth of 32 percent
  - Margin decline, due to costs related to ramp-up of production capacity
- Capacity expansions progressing at high pace
- Record contract with Gamesa Solar



  | 24 May, 2006

REC

REC Solar

Capacity expansion in focus

First quarter presentation

- Total annualized production capacity of 45 MW for both cells and modules by year-end 2006
  - Compares with 20 MW for cells and 14 MW for modules in 2005
  - Represents a total annualized revenue value of NOK ~ 1.2 billion
- Expansion timeline:
  - Equipment installation to be completed during Q2
  - Finalizing production ramp-up in Q3
  - Expect significantly higher production from Q3
- Further cost related to ramp-up of production capacity expected in Q2

  | 24 May, 2006

REC

REC Solar

Market expansion and new customer contract

First quarter presentation

Contract with Gamesa

- A 5-year frame contract for delivery of solar modules
- Revenues of NOK 200 to 280 million in 2006
- The 5-year contract volume amounts to approximately 50 MWp of solar modules
- Total contract value of between NOK 1.0 to 1.4 billion
- Strategically widening the market exposure



REC

REC Solar

Key figures

First quarter presentation


Revenues (NOKm)
140
120
100
80
60
40
20
0
Q1
Q2
Q3
Q4
2005
2006
91
99
106
108
120


EBITDA (NOKm)
EBITDA margin: 14%
-5%p
30
25
20
15
10
5
0
Q1
Q2
Q3
Q4
2005
2006
17
23
20
25
17

REC


Renewable Energy Corporation
Expansion Program
REC

Operational review

REC – An exceptional platform for growth

First quarter presentation


REC Silicon
REC Wafer
REC Solar
1. Polysilicon
2. Wafers
3. Cells
4. Modules
6,500 MT (~680 MW) Expansion Project Approved by the Board
5,800 MT (~610 MW) (Current capacity)
Growth potential
~100MW
~200MW
~280MW
Growth potential
45 MW
45 MW

REC is well positioned for and committed to further growth

  | 24 May, 2006

REC

Operational review

Strengthening competitive position in silicon

First quarter presentation



Silicon seed
Exhaust H_2 unreacted silane
Silane
Heated H_2
Silicon granules

- New, cost-effective polysilicon manufacturing technology
  - Reduced energy consumption
  - Less labour intensive
- Approved on May 23
  - CAPEX of approximately USD 600 million
- REC will commence construction of FBR plant in June 2006
  - Start ramp-up of production in July 2008
- Represents revenue value (annual) of approx. NOK 1.8 to 2.0 billion (based on 2006 industry prices, 45-50 USD/kg*)

Offers the potential to substantially reduce production cost of polysilicon

*according to Marketbuzz 2006

REC

REC Group

Value creation throughout the solar value chain (Example)

First quarter presentation

- Based on the REC Silicon FBR expansion (6,500 MT or ~680 MW)...
- ...applying Sun Screen II, 2006 assumptions on prices, USD/watt
  - Polysilicon: 0.55, Wafer: 1.23, Cells: 2.42, Module: 3.75
  - Assuming USD/NOK 6.1



1. Polysilicon
2. Wafers
3. Cells
4. Modules
NOK ~ 2.3 billion
NOK ~5.1 billion
NOK ~10.0 billion
NOK ~15.6 billion

REC


Renewable Energy Corporation
Financial Review
REC

Financial Review

Convertible Debt

First quarter presentation

- Assessment of convertible loans
  - The fair value assessment and foreign exchange effect of two convertible loans has had significant, unrealized, non-cash accounting effects on the consolidated income statement
  - For the first quarter 2006, negative effect was NOK 791 million on profit before tax
- Loans converted in March
  - The EUR 31 million loan was converted in its entirety to shares at maturity on March 31, 2006
  - 99.88 percent of the USD 140 million loan was converted to shares on March 13, 2006

REC

Financial Review

Condensed Income Statement

First quarter presentation

NOK Million	Q1 2006	2005
Revenues	872	**2 454**
EBITDA	380	**830**
EBITDA-margin (percent)	*44 %*	*34 %*
EBIT	298	**601**
EBIT-margin (percent)	*34 %*	*25 %*
Net financial items	-55	-78
Profit and loss before tax and effect of convertible loans	243	**523**
Fair value/foreign exchange effect on convertible loans	-791	-493
Profit/loss before tax	-548	**30**

REC

Group Financials

Balance sheets

First quarter presentation

Assets
NOK Million



7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1 435
288
4 220
447
Q1 2005
Q1 2006
Non-current assets
Cash and cash equivalents
Current assets

Equity and Liabilities
NOK Million



7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1 093
541
543
2 939
2 280
940
Q1 2005
Q1 2006
Shareholders equity
Interest bearing liabilities
Non interest bearing liabilities

Equity ratio 48% (pre IPO)

Source: REC

REC

Shareholding in REC, top 15 (per May 23, 2006)

Shareholder	Type	Shares	Holding
GOOD ENERGIES INVESTMENTS BV		168 601 900	34,124 %
ELKEM AS		115 935 300	23,464 %
HAFSLUND VENTURE AS		105 411 520	21,335 %
STATE STREET BANK & TRUST CO.	Nominee	9 521 177	1,927 %
SUMITOMO CORPORATION		7 462 000	1,510 %
JPMORGAN CHASE BANK	Nominee	4 512 700	0,913 %
FIDELITY FUNDS		3 927 600	0,795 %
JPMORGAN CHASE BANK		2 910 571	0,589 %
REBELIJO INVEST		2 777 720	0,562 %
BROWN BROTHERS HARRIMAN AND CO		2 741 150	0,555 %
GOLDMAN SACHS & CO	Nominee	2 615 729	0,529 %
FIDELITY BLUE CHIP GROWTH FUND		1 840 700	0,373 %
BANK OF NEW YORK, BRUSSELS BRANCH		1 744 365	0,353 %
NSV INVEST AS		1 739 760	0,352 %
BARCLAYS BANK PLC		1 726 170	0,349 %
Other		60 620 758	12,619 %
TOTAL		**494 089 120**	**100.0%**

REC


Welcome back!
Second quarter 2006 - 4 August 2006
REC

24.05.06 07:48 Marked=OB REC **1ST QUARTER 2006: SUBSTANTIAL ORGANIC GROWTH** delårsresultat 2388K 1813K

Oslo, May 24 2006: Renewable Energy Corporation ASA (REC) reported revenues of NOK 872 million in the first quarter 2006, an increase of 137 percent of the NOK 367 million reported for the first quarter 2005. Adjusted for acquisitions, the underlying growth was 35 percent.

Attachments on www.newsweb.no

Earnings before interest, taxes, deprecation and amortization (EBITDA) were NOK 380 million in the first quarter, compared with NOK 85 million in the first quarter 2005. The operating profit (EBIT) was NOK 298 million in the first quarter 2006, and the EBIT margin was 34 percent. This compares with an EBIT of NOK 53 million and an EBIT margin of 14 percent in the first quarter 2005.

Profit before tax and fair value/foreign exchange effect on convertible loans was NOK 243 million, compared with NOK 48 million in the first quarter 2005.

As in 2005, changes in the fair value assessment and foreign exchange of two convertible loans had significant, unrealized, non-cash accounting effects on the consolidated income statement in the first quarter 2006. This adverse accounting effect amounted to NOK 791 million in the first quarter 2006 (NOK 2 million), and the reported loss before tax was NOK 548 million (NOK 45 million).

The reported net loss after taxes was NOK 406 million in the first quarter 2006, compared with a profit after taxes of NOK 38 million in the first quarter 2005.

Excluding the fair value effect of the convertible loans, the net profit was estimated at NOK 163 million for the first quarter 2006.

The year-on-year growth in revenues can partially be explained by the acquisition of REC Advanced Silicon Materials LLC (ASiMI) in August 2005, and the acquisition of the smaller ingot producer REC SiTech AS in Norway in July 2005. In August 2005 REC also increased its shareholding in REC Solar Grade Silicon LLC (SGS) to 100 percent from 70 percent.

Excluding the acquisitions, overall revenues increased by 35 percent, which reflects higher production, increased capacity utilization, improved production yields and higher prices across all business units.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of

solar grade silicon and wafers for solar applications, while REC Solar produces solar cells and solar modules. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please see also www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 67 81 52 60
Jon André Løkke, SVP & Investor Relation Officer, +47 67 81 52 65

***

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided. These materials are not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the securities to be made in the United States will be made by means of a prospectus.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.:
Meldingstype: MELDEPLIKTIG HANDEL Til: 06.06.:

24.05.06 11:10 Marked=OB REC **MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

---

Ludens AS, a company fully owned by Jon André Løkke, Senior Vice President - Investor Relations Officer and primary insider in REC ASA has on 24 May 2006 bought 12,000 shares in REC at a price of NOK 82 per share. New holding in REC after the purchase is 189,740 shares.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.
Meldingstype: ANDRE BØRSMELDINGER Til: 23.05.

23.05.06 15:42 Marked=OB REC **DOUBLES ITS PRODUCTION OF POLYSILICON** andre børsmeldinger

---

Oslo, May 23, 2006: Renewable Energy Corporation (REC) has decided to more than double its production of polysilicon and commences construction of a third polysilicon plant. The new plant is based on the proprietary technology that REC has developed for production of granular polysilicon. The plant will add approximately 6,500 MT to REC`s polysilicon production capacity. Annualized revenues from this expansion will represent NOK 1.8 to 2.0 billion based on current silicon pricing (according to Marketbuzz 2006).

REC Silicon has carried out front-end engineering and design work since the summer of 2005, and has tested its new technology in a single half-scale pilot reactor, which has generated output that satisfies all of the Company`s quality and production criteria. Based on the test results REC will immediately commence on more detailed engineering and construction work for the plant that will be located in Moses Lake, Washington, USA. Mechanical completion of the plant is expected by the end of the first quarter 2008, with final completion and ramp-up of production in the third quarter of 2008.

The total capital requirement for the engineering and construction of the plant is estimated at USD 600 million, which is already fully funded under existing loan facilities and equity. The investment further strengthens REC Silicon`s cost-leadership position, and enables REC Wafer, REC Solar and the joint venture EverQ to pursue high-growth business plans.

The new proprietary reactor technology is based on proprietary Intellectual Property Rights originally developed at REC Advanced Silicon Material LLC and further developed and commercialized at REC Solar Grade Silicon LLC, both of which REC Silicon currently controls 100%. The production technology is based on silane gas and significantly reduces the capital and operating costs from the current levels.

`We have run FBR pilot production over the past year and have seen very encouraging results. REC is currently cost competitive in the industry and this investment will further strengthen our position. The feedback we have received from solar cell pilot customers is that the outcome is identical to cells made with regular polysilicon`, says CEO Erik Thorsen in REC ASA.

REC Silicon has put together an experienced project team for the construction of the plant, some of which were part of the project team that built the REC Advanced Silicon Materials polysilicon plant at Butte, Montana in 1996-98. REC`s primary contractor in the expansion

project is Fluor Corporation Inc, which is one of the world's largest engineering firms with extensive competencies in refinery and chemical plant design and construction.

REC Silicon produced 5,300 MT of polysilicon in 2005 and plans to increase its production of approximately ten percent this year. REC Silicon will continue to further de-bottleneck existing manufacturing plants in 2007.

The implementation and execution of expansions based on new technologies will always be associated with a higher risk level than in the ordinary course of business. Material delays in terms of timing and/or material increases in cost related to this project could have a material adverse affect on REC.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producer of solar grade silicon and wafers for solar applications, while REC Solar produces solar cells and solar modules. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please see also www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 67 81 52 60 (press)
Jon Andre Løkke, SVP & Investor Relation Officer, +47 67 81 52 65 (investor)

***

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided. These materials are not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the securities to be made in the United States will be made by means of a prospectus.

OSLO BØRS NewsWeb

Ticker: REC

Ant meldinger: 5

Fra: 01.01.

Meldingstype: FLAGGING

Til: 23.05.

23.05.06 15:09 Marked=OB REC **FIDELITY HAS 5.03% flagging**

Oslo Børs has received Report of Significant Shareholdings from Fidelity Investments Ltd. where it is stated that they on behalf of investors have purchased 2,282,100 shares in Renewable Energy Corporation. The date of which the 5% threshold was crossed is 22 May 2006. The new holding is 24,847,850 equal to 5.03%.

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 01.01.
Meldingstype: FINANSIELL KALENDER
Til: 23.05.

19.05.06 12:04 Marked=OB REC **PRESENTATION OF THE FIRST QUARTER 2006 RESULTS** finansiell kalender

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REC will release its first quarter results for 2006 on Wednesday May 24, 2006 at 08:00 AM CET.

On the release day, CEO Erik Thorsen of REC ASA will give a presentation of the first quarter results. Other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the Felix Conference Center, Bryggetorget 3, 0114 Oslo.

The presentation will also be broadcasted live over the Internet, and can be accessed on www.recgroup.com and www.oslobors.no/webcast. The presentation will be held in English.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producer of solar grade silicon and wafers for solar applications. REC Solar produces solar cells at its plant in Norway and solar cell modules at its facilities in Sweden. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please see also www.recgroup.com

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.:
Meldingstype: AVTALER Til: 23.05.:

15.05.06 16:30 Marked=OB REC **5-YEAR FRAME CONTRACT WITH GAMESA SOLAR** avtaler

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These materials are not an offer of securities for sale in the United States, the Company's securities may not be offered or sold in the United States absent registration or an exemption from registration, any public offering of the securities to be made in the United States will be made by means of a prospectus that may be obtained from REC and that will contain detailed information about REC and management, as well as financial statements.

REC Solar, a fully owned subsidiary of REC, has entered into a frame contract for supply of solar modules to Spanish Gamesa Solar, which is specializing in equipment manufacturing and construction of solar farms. The contract is for 5 years, starting in 2006. The contract value for 2006 is between EUR 25-35 million.

The contract with Gamesa Solar creates an important entry for REC into the Spanish market, and will secure REC Solar a broader market presence within the growing Mediterranean market. The five-year contract volume amounts to a total of approximately 50 MWp of solar modules, and is an important step in REC Solar's ongoing expansion program.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producer of solar grade silicon and wafers for solar applications. REC Solar produces solar cells at its plant in Norway and solar cell modules at its facilities in Sweden. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please see also www.recgroup.com

About Gamesa Group
Gamesa is an international corporation, focused mainly on the renewable energy sector. In this field, its activity spans from the promotion, procurement and sale of solar and wind farms to the design, manufacturing and sale of wind turbines. Gamesa reached in 2005 a turn over 1.745 million euro, 32% higher than in 2004, and a net profit of 177 million euro in 2005, 8% higher than in the previous year. Further information may be found at www.gamesa.es.

OSLO BØRS NewsWeb | Ticker: REC | Ant meldinger: 5 | Fra: 01.01.:
Meldingstype: FIRMAATTEST | Til: 23.05.:

11.05.06 12:37 Marked=OB REC **RECEIVED CERTIFICATE OF REGISTRATION** firmaattest

NEW SHARE CAPITAL REGISTERED AND TRADING UNCONDITIONAL

The shares of REC allocated to subscribers in the global offering in connection with the listing of REC have since 9 May 2006 been trading on an `if and when issued` basis. The conditions for the `if and when issued` trading as described in the prospectus have now been fulfilled, and trading is unconditional.

The shares issued as part of the global offering have today been registered in the Register for Business Enterprises (Foretaksregisteret). The new registered share capital of the Company is NOK 494,089,120 divided on 494,089,120 shares, each with a par value of NOK 1. Updated company certificate and articles of association have been forwarded to Oslo Børs.

Renewable Energy Corporation ASA (REC) was founded in 1996 and has quickly become one of the world`s leading businesses within solar energy. The company has a presence in all parts of the industry value chain from production of raw material to solar energy products. REC has customers around the world and over 1,100 employees in production units in four countries on three continents. In 2005, the company had revenues of about NOK 2.5 billion and is a financially strong and fast growing company. For further information, please visit www.recgroup.com.

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL
Til: 23.05.

10.05.06 09:35 Marked=OB REC **NOTIFICATION RE PURCHASE OF SHARES CORR**** meldepliktig handel

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Name of notifier: Good Energies Investments BV ('GEI')

Reason for responsibility to notify: Marcel Brenninkmeijer, who is a board member of Renewable Energy Corporation ASA ('REC') **represents GEI in the board.

Description of the financial instrument: Shares in REC

Nature of transactions: Purchase

Date of transactions: 9 May 2006

Price: NOK 111.756914 per share (average share price)

Transaction volume: 1,200,000 shares in REC.

Holding of the financial instruments after the transaction: 169,801,900 shares in REC.

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 01.01.
Meldingstype: ANDRE BØRSMELDINGER
Til: 23.05.

09.05.06 13:58 Marked=OB REC **OSLO BØRS - RE. TRADES** andre børsmeldinger

Oslo Børs has decided to cancel all the
trades in REC executed 13:42:00 at price NOK 95,00. The
decision has been done according to Norex Member Rules §
5.7.3.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.:
Meldingstype: NOTERING AV VERDIPAPIRER Til: 23.05.:

09.05.06 08:03 Marked=OB REC **OSLO BØRS - REC - NEW SECURITY FROM TODAY** notering av verdipapirer

New security is quoted as of today, 9 May 2006:

Name: Renewable Energy Corporation ASA
ISIN: NO 0010112675
Ticker: REC
Face value: 1
Total no of shares: 494,089,120
Listing type: Main List
Lot Size: 100
Orderbook ID: 33817

Renewable Energy Corporation ASA is classified by MSCI (Morgan Stanley Capital International) and S&P (Standard & Poors) as 45301020-Semiconductors in GICS (Global International Classification Standard.)

IMPORTANT INFORMATION
Pricing and allotment of the Global Offering is expected to be determined on 8 May 2006. Registration of the share issue in the Register of Business Enterprises is expected to take place on May 11, 2006. Trading in the REC shares will, in the period from and including May 9, 2006 to and including 12.00 (CET) on May 11, 2006, be conditional upon the force majeure events specified in the section Terms of the Offering in the Prospectus (under the heading The Offering) not having occurred. If such an event has occurred on or prior to 12.00 (CET) on May 11, 2006, all trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.
Meldingstype: ANDRE BØRSMELDINGER Til: 23.05.

09.05.06 07:58 Marked=OB REC **RESULT OF GLOBAL OFFERING** andre børsmeldinger

Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided. These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Renewable Energy Corporation ASA has not registered, and does not intend to register, any portion of
the offering in the United States.

Høvik, 9 May 2006: Renewable Energy Corporation ASA (REC) today announced its initial public offering of common stock on Oslo Børs under the trading symbol ?REC`.

The initial public offering price was set at NOK 95 per share, with the offering being approximately 15 times oversubscribed. The market capitalization of REC based on the offering price is approximately NOK 46.9 billion.

ABG Sundal Collier and UBS Investment Bank acted as Joint Global Coordinators and Joint Bookrunners for the offering. Credit Suisse and DnB NOR Markets were Co-Lead Managers.

Offering details
The pricing and allotment of shares in the share offering set out in the Prospectus from REC of April 21, 2006 took place on May 8, 2006. The offer price per share was set at NOK 95. In total, 73,000,000 new shares will be issued, resulting in gross proceeds to REC from the offering of NOK 6,914,491,750 (when including discount in retail and employee offerings). In addition, 1,600,000 existing shares are sold by the selling shareholder Rebelijo Invest AS, and allocated in the offering.

The total number of shares in REC will following completion of the share issue be 494,089,120.

Allocation
The Offer shares have been allocated to the different offerings described in the Prospectus as follows:

-In the Institutional Offering, approximately 800 investors have been allocated an aggregate of 66,213,200 shares.

- In the Retail Offering, approximately 21,000 investors have been allocated an aggregate of 7,600,000 shares.

-In the Management Offering, 5 executives have been allocated an aggregate of 220,900 shares.

-In the Employee Offering, approximately 450 employees have been allocated an aggregate of 565,900 shares.

Oslo Børs has determined that 100 shares will comprise one round lot. Following completion of the Offering and completion of the allocation, the number of shareholders

holding one round lot or more is more than 22,000.

Delivery of shares
Registration of the share issue in the Register of Business Enterprises is expected to take place on May 11, 2006 April 2004.

For investors allocated shares in the Institutional Offering, delivery versus payment in respect of allocated shares is expected to take place on May 12, 2006.

For investors and employees allocated shares in the Retail Offering, Employee Offering and Management Offering, for which payment is being received on May 10, 2006, delivery is expected to take place on May 12, 2006. The number of shares allotted to each investor in the Retail Offering, Employee Offering and Management Offering is expected to be visible at each such investor`s VPS account on May 9, 2006. An amount equal to the aggregate purchase price for the shares each investor has been allotted is expected to be debited from such investors` bank accounts on or about May 10, 2006. In order to receive the shares allotted, each applicant in the Retail Offering, Employee Offering and Management Offering should therefore ensure that there are sufficient funds available on the bank account stated on the application form from May 10, 2006 and onwards.

`If and when issued` trading from May 9 and until May 11 2006
Shares allocated in the Global Offering will be tradable on Oslo Børs on an `if and when issued` basis from and including Tuesday May 9, 2006 to and including Thursday May 11, 2006. As described in the section `Terms of the Offering2 in the Prospectus, pursuant to agreement between REC and the Managers represented by ABG Sundal Collier Norge ASA and UBS Limited, timely settlement of the entire share issue have been guaranteed by the Managers, subject only to certain force majeure events occurring prior 12.00 CET on May 11, 2006.

Should such force majeure events occur, all trades in the REC shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

Resolution to issue shares the US employees
Pursuant to and in accordance with authorisation given in the annual general meeting of REC on 20 April 2006, the Board of REC resolved in a meeting yesterday, 8 May 2006, to issue up to 500,000 new shares to the company`s US employees. These shares will come in addition to the shares issued in connection with the IPO. The subscription price per share will equal the offering price in the IPO, with a discount of 10 %. The shares must be subscribed for within 5 July 2006.

* * * * *

ABG Sundal Collier Norge ASA and UBS Limited have acted as Joint Global Coordinators and Joint Book runners in connection with the Global Offering. Credit Suisse Securities (Europe) Limited and DnB NOR Markets have acted as co-lead managers. Legal advisors to REC have been Advokatfirmaet Schjødt AS and Holland & Knight LLP.

For further information, please contact:

Erik Thorsen, CEO
+47 90756685

Renewable Energy Corporation ASA (REC) was founded in 1996 and has quickly become one of the world's leading businesses within solar energy. The company has a presence in all parts of the industry value chain from production of raw material to solar energy products. REC has customers around the world and over 1,100 employees in production units in four countries on three continents. In 2005, the company had revenues of about NOK 2.5 billion and is a financially strong and fast growing company. For further information, please visit www.recgroup.com.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.
Meldingstype: NOTERING AV VERDIPAPIRER Til: 23.05.

08.05.06 15:11 Marked=OB REC **UPDATE - OSLO BØRS - REC - NEW SECURITY FROM TOMORROW** notering av verdipapirer

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New security is quoted as of tomorrow, 9 May 2006:

Name: Renewable Energy Corporation ASA
ISIN: NO 0010112675
Ticker: REC
Face value: 1
Total no of shares: 494,089,120
Listing type: Main List
Lot Size: 100
Orderbook ID: 33817

The issue price and subscriptions in the offering will be decided in a board meeting this evening.

Renewable Energy Corporation ASA is classified by MSCI (Morgan Stanley Capital International) and S&P (Standard & Poors) as 45301020-Semiconductors in GICS (Global International Classification Standard.)

IMPORTANT INFORMATION
Pricing and allotment of the Global Offering is expected to be determined on 8 May 2006. Registration of the share issue in the Register of Business Enterprises is expected to take place on May 11, 2006. Trading in the REC shares will, in the period from and including May 9, 2006 to and including 12.00 (CET) on May 11, 2006, be conditional upon the force majeure events specified in the section Terms of the Offering in the Prospectus (under the heading The Offering) not having occurred. If such an event has occurred on or prior to 12.00 (CET) on May 11, 2006, all trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5 Fra: 01.01.
Meldingstype: ANDRE BØRSMELDINGER Til: 23.05.

FAST ENTRY - BENCHMARK INDEX / MUTUAL FUND andre børsmeldinger

08.05.06 11:59 Marked=OB REC **INDEX**

Constituent	Ticker Code	ISIN
Renewable Energy Corporation	REC	NO0010112675

This notice is subject to change if new information that changes the calculations is distributed.
A new stock class listed on the Exchanges is generally not included in the index composition immediately in indices where the number of securities is reviewed periodically. However if a newly listed stock class is considered by the relevant NOREX Exchange to result in a serious deterioration in the Benchmark Index` ability to mimic the population of stocks representing the market, or if it is significant probability for the company to constitute the Benchmark Index at next rebalancing date, Fast Entry may be considered. No other securities are excluded resulting from addition of a new security -Rule 5.11.

REC have applied for listing at Oslo Bors and the initial listing date is set to 09052006.
REC will have a free float of 0,20 and a estimated free float adjusted market cap of 7757199184 due to an IPO price of (69+88)/2=78,5 and a total number of shares of 494089120.
*The IPO price is calculated as the average indicative offer price range.

Estimated Weights:
Approximately a weight of 77,2% of the sector `4530 Semiconductor & Semiconductor Equipment`. The sector is free float adjusted before the calculation.
Approximately a weight of 0,92% in OSEBX
Approximately a weight of 1,26% in OSEFX

Due to a large weight in the sector it is asumed that REC by a large probability will qualify as an index constituent at the next re-balancing date and is treated as a Fast Entry.

Number of shares in OSEBX: 98817824
Number of shares in OSEFX(estimated): 134599315

OSEFX will be re-capped intra-quarterly as a result of the Fast Entry on t+1.
Calculation of estimated weights in OSEFX can be provided upon request.

(The company will not be included in the XOBX index).

*Indicative Offer Price has been increased to minimum NOK 88 and maximum NOK 95 per Share.

08.05.06 11:57 Marked=OB REC **OSLO BØRS - REC - NEW SECURITY FROM TOMORROW** notering av verdipapirer

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New security is quoted as of tomorrow, 9 May 2006:

Name: Renewable Energy Corporation ASA
ISIN: NO 0010112675
Ticker: REC
Face value: 1
Total no of shares: 494,089,120
Orderbook ID: 33817

Oslo Børs will publish the Lot Size and Listing Type for Renewable Energy Corporation ASA,today at 15.00 hours.

The issue price and subscriptions in the offering will be decided in a board meeting this evening.

Renewable Energy Corporation ASA is classified by MSCI (Morgan Stanley Capital International) and S&P (Standard & Poors) as 45301020-Semiconductors in GICS (Global International Classification Standard.)

IMPORTANT INFORMATION
Pricing and allotment of the Global Offering is expected to be determined on 8 May 2006. Registration of the share issue in the Register of Business Enterprises is expected to take place on May 11, 2006. Trading in the REC shares will, in the period from and including May 9, 2006 to and including 12.00 (CET) on May 11, 2006, be conditional upon the force majeure events specified in the section Terms of the Offering in the Prospectus (under the heading The Offering) not having occurred. If such an event has occurred on or prior to 12.00 (CET) on May 11, 2006, all trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.:
Meldingstype: ANDRE BØRSMELDINGER Til: 23.05.:

08.05.06 08:24 Marked=OB **IPO - NOTICE REGARDING APPLICATIONS IN RETAIL REC OFFERING** andre børsmeldinger

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REC would like to inform that if any applicant in the Retail Offering who has elected to limit his/her order to a specified offer price and who would like to remove or increase such limit, this can only be achieved by completing a new Application Form (which must be received by one of the Application Offices by 12:00 (Norwegian time) 8 May 2006).

For applicants in the Retail Offering with multiple applications, REC will in the allocation disregard applications where the price limit is set below the actual Offer Price.`

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 01.01.
Meldingstype: ANDRE BØRSMELDINGER
Til: 23.05.

REC IPO: INDICATIVE OFFER PRICE RANGE INCREASED

05.05.06 16:09 Marked=OB REC

andre børsmeldinger

Indicative Offer Price range increased to NOK 88 to NOK 95 per Share.

Høvik, May 5, 2006 - Renewable Energy Corporation ASA announced today that the Indicative Offer Price range for its IPO has been revised to minimum NOK 88 and maximum NOK 95 per Share.

The Global Offering will continue to comprise 74,600,000 ordinary shares.

The subcription period ends May 8th at 15.00 CET for the Institutional Offering and May 8th at 12.00 CET for the Retail Offering.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.

Meldingstype: ANDRE BØRSMELDINGER Til: 23.05.

05.05.06 12:09 Marked=OB REC **IPO - STATUS OF BOOKBUILDING** andre børsmeldinger

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The bookrunners have registered orders for more than 900 million shares within the indicative price range.
780 million of the shares are subscribed for at the maximum price within the range.
More than 6.500 subscribers are registered in total in the Institutional and Retail Offerings.

The total number of shares offered are 74,6 million. The shares are offered at an indicative price range from 69 to 88 NOK per share.

The subcription period ends May 8th at 15.00 CET for the Institutional Offering and May 8th at 12.00 CET for the Retail Offering.

Oslo/London May 5th 2006

ABG Sundal Collier & UBS Investment Bank

28.04.06 12:08 Marked=OB REC **RESULT OF MANAGEMENT OFFERING** andre børsmeldinger

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Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided. These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Renewable Energy Corporation ASA has not registered, and does not intend to register, any portion of the offering in the United States.

Høvik, 27 April 2006: Reference is given to press release of 21 April 2006 with respect to the Global Offering of 73,000,000 new shares and 1,600,000 secondary shares in Renewable Energy Corporation ASA (REC) in connection with the listing of REC on Oslo Børs, as well as the Prospectus of even date prepared in this regard.

Pursuant to the terms of the Global Offering as set forth in the Prospectus, a part of the offering, the Management Offering, is directed at the members of the executive management of REC. The maximum amount per applicant in the Management Offering was NOK 5,000,000. The application period in the Management Offering have now ended, with the following applications as a result:

Management member:	Position:	Amount (NOK):
Erik Sauar	SVP-Chief Technology Officer	5,000,000
Bjørn Brenna	Executive VP-Finance and Adm.	5,000,000
Thor Christian Tuv	Executive VP-REC Solar	5,000,000
John Andersen	Executive VP-REC ScanWafer	5,000,000
Svånaug Bergland	Senior VP-Org.dev. and corp. com	1,000,000

The members of the executive management applying for shares in the Management Offering will pursuant to the terms of the offering receive full allocation for applications up to an amount of NOK 5,000,000 (rounded down to nearest round lot).

The application and order periods for the Retail Offering, the Institutional Offering and the Employee Offering will continue as described in the Prospectus.

For further information, please contact:

Erik Thorsen, CEO
+47 90756685

Renewable Energy Corporation ASA (REC) was founded in 1996 and has quickly become one of the world`s leading businesses within solar energy. The company has a presence in all parts of the industry value chain from production of raw material to solar energy products. REC has customers around the world and over 1,100 employees in production units in four countries on three continents. In 2005, the company had revenues of about NOK 2.5 billion and is a financially strong and fast growing company. For further

information, please visit www.recgroup.com.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.:
Meldingstype: PROSPEKT Til: 23.05.:

24.04.06 08:29 Marked=OB REC **OSLO BØRS - APPROVED PROSPECTUS** prospekt

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Oslo Børs has approved the following prospectus:

REC

Global Offering of 74,600,000 Shares

RENEWABLE ENERGY CORPORATION ASA

A public limited company organized under the laws of the Kingdom of Norway

Indicative Offer Price range of minimum NOK 69 and maximum NOK 88 per Share (the ??Offer Price``)

The information contained in this Prospectus relates to the listing of, and an initial public offering of, ordinary shares, par value NOK 1 (the ??Shares``) of Renewable Energy Corporation ASA (??REC`` or the ??Company``), a public limited company organized under the laws of the Kingdom of Norway.

This offering is part of a global offering of 74,600,000 ordinary shares (the ??Global Offering``), of which 73,000,000 are new shares being issued by the Company and 1,600,000 shares are existing shares being sold by Rebelijo Invest AS. The Global Offering comprises (i) a Retail Offering, in which the Shares offered by this Prospectus (??Offer Shares``) are being offered to the public in Norway; (ii) an Institutional Offering, in which Offer Shares are being offered to institutional investors and professional investors in Norway and to institutional investors outside Norway (including in the United States); (iii) an Employee Offering directed at employees of the Company in Norway and Sweden; and (iv) a Management Offering directed at the members of the executive management of the Company. The book-building period for the Global Offering is expected to run from and including 24 April 2006 through and including 8 May 2006.

All of the Shares will be registered in the Norwegian Central Securities Depository (??Verdipapirsentralen`` or ??VPS``), will be in book entry form and will carry voting rights. All the Shares rank in parity with one another and carry one vote per Share.

Investing in the Offer Shares involves risks. See ??Risk Factors`` beginning on page 13.

Prior to the Global Offering, there has been no public trading market for the Shares. Application has been made for the Shares to be admitted for trading and listing on the Oslo Stock Exchange (the ??OSE``). Assuming that a derogation from certain applicable listing requirements is granted, the Company expects that the listing application will be approved by the OSE at its board meeting to be held on 27 April 2006. At the time of the Global Offering the Shares will not be listed on any stock exchange outside Norway. The Global Offering will be conditional on the admission of the Shares to the OSE for trading and listing.

It is expected that payment for, and delivery of, the Offer

Shares will be made on 12 May 2006 with respect to the Institutional Offering and on or about 10 May 2006 (payment) and on 11 May 2006 (delivery) with respect to the Retail,. Employee and Management Offerings. The Offer Shares will be delivered through the facilities of VPS, Euroclear and Clearstream Banking. Dealings in the Shares on an ??if and when`` basis the OSE are expected to commence on or about 9 May 2006.

Joint Global Coordinators and Joint Bookrunners:
ABG Sundal Collier UBS Investment Bank

Co-Lead Managers
Credit Suisse DnB NOR Markets

The prospectus is available to the public at:
Issuer/Offeror: www.recaksjen.no
Manager:www.abgsc.no www dnbnor.no/emisjoner.